SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.



                           Form U-57



         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under section 33(a) of the
     Public Utility Holding Company Act of 1935, as amended






                Energy Systems Management, Inc.
               (Name of foreign utility company)





                      Seaboard Corporation
(Name of filing company, if filed on behalf of a foreign utility company)

 Item 1.

     Energy Systems Management, Inc., a British Virgin Islands corporation ("ESM"), is a subsidiary of Seaboard Corporation. ESM has a business address at Calle Fantino Falco, #24, Edificio J. Baez, 4Ta Planta, Ensanche Naco,
Santo Domingo, Dominican Republic.    ESM operates an electric power
generating facility, capable of producing 17 megawatts of power, located in Cotui, Dominican Republic. Power generated at such facility is distributed and sold entirely outside of the United States.

Item 2.

     ESM has no domestic associate public utility company.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   SEABOARD CORPORATION



                                   By: /s/ Rick J. Hoffman
                                       -------------------------------
                                       Rick J. Hoffman, Vice President

Date February 29, 1996